CORNBREAD HEMP®

2022 Report

Dear investors,

The end of 2022 marked a turning point in the growth of Cornbread Hemp as a company. In the fourth quarter, we closed on the acquisition of our processing partner in October, had our first $1M revenue month in November, and in December, we closed the Reg D portion of our seed round with $1,675,000 in the bank. We finished 2022 with $5,500,000 in net revenue (after discounts), after doing $1,900,000 in net revenue in 2021. Cornbread Hemp is in the process of growing out of a startup and into a growth-stage company as we continue to acquire new customers at an exponential rate.

We need your help!

In 2023, we will need help with CFO duties, including managing our financial reporting, maintaining our projections and budgets, and supporting our financial infrastructure. We will need HR help, including recruiting new marketing talent and defining our compensation and benefits packages. We also need help with warm introductions to the key buyers at multi-state retailers that carry CBD products.

Sincerely,

Eric J Zipperle
CEO and Co-founder

Jim Higdon
Co-founder & CCO

Our Mission

In five years, we see Cornbread Hemp is a nationally recognized CBD brand available in major retailers nationwide.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Closed a Reg D round with $1,675,000 raised.
- Acquired our processing partner to become vertically integrated.
- Ended 2022 with $6,500,000 in net revenue (before discounts).

The Bad

- Our B2B sales team did not achieve our growth goals for the year.
- A podcast that we sponsored about the "Cornbread Mafia" was pulled from the internet for reasons beyond our control.
- The FDA did not issue regulations in 2022 to categorize CBD as a dietary supplement.

2022 At a Glance

January 1 to December 31

$1,855,863 +332%
Revenue

-$147,807
Net Loss

$692,518 +26X
Short Term Debt

$3,025,000
Raised in 2022

$799,569
Cash on Hand
As of 01/26/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$429,871
$-9,022
$1,855,863
$-147,807
2021
2022

Net Margin: -8% **Gross Margin: 67%** **Return on Assets: -24%** **Earnings per Share: -$0.15** **Revenue per Employee: $68,736** **Cash to Assets: 42%** **Revenue to Receivables: 28,957%** **Debt Ratio: 130%**

CBH_20_21_Financials.pdf

We ❤ Our 827 Investors

Thank You For Believing In Us

Render Capital Investmen...	Gill Holland	David Macario	Johan C Nowack	Clay Woods	Steve Booyens	Pilar Uribe
Tavares Ward	Craig Brindle	Elvies Atomah	Craig J. Vom Lehn	Terrance Montgomery	Raymond Brown (Venture...	Nancy Ramos
Linda Jordan	Advait Kulkarni	Douglas Cole Fenske	Farah Travis	Jon Scott FORTINO	Anu Apte	Alan Jacobson
Wardell Carter	Lyle Notice	Charles Friedman	Jack Powers	Victor Manuel TORRES	Travis Versher	Carl Blankenship
Candace Mounger	Anthony Mills	Daniel Herrera	Wesley Wierson	Daniel Carr	Maggie Payton	Shaundale Rénā
Michelet Saincilus	Michael Everson	Elizabeth Lumbattis Chal...	Bree Walton	Joseph Bellinger	Sara Makin	Christopher J Reed
Tawayna Dobie	Scott Hinkle	Shantel Johnson	Andrew Truschinski	Bonnie Forsythe	Buddha Moon.	Leon Davis
Jose Acosta	Craig Mercier	Ronald Cunningham	Thomas Trkula	Javal Whitehurst	Jean Jadotte	Sherry Cochran
Andrew Newton	James David Silvio	Tre Baker	Melanie Yakemovic	Pedro E Cadorna	Jared Bolden	Van Holt
A Vaughn Williams	Sherryann Philogene	Mark Rodger Dilloo	Chris Yerbey	Jesus Santiago	Erika Huerta-Garlington	Lance R. Mann
Pieter De Waal DeWet	Janice Escola	Jacob E Spitz	Michael Rains	Salvador Briggman	Lee Jarvis	Charles Ellis
Lara Richards	Adrián García	Tom Harvey	Faris Alami	Jerome Zhu	Takara Nicholson	Philip Ward
Malik Hylton	Ricky Bass	David Gillie	Lyndon Winn Carter	Douglas Andrew Roehrig	Tony Wilkins	Darron Kitterman

Patrick Henshaw
Terri Chagnon
Johnson Hor
Peter Derdak
Michael S Anderson
Emmanuel Okosisi
Sean Stobart
Erika Huerta-Garlington
Paul R Grace
Everette SPIGNER
Matthew J Vinez
Joy Danalewich
Jennifer Laird-Jackson
William Fleming
Ross Willard
Bill Bauck
Gene Rachmansky
Jaemz Santiago
Omar A Molina
Aisha Goodwin
Michael Krieger
Vincent Frazier
Frank Priefler
Abe Minto
Daniel McNamee
Corey Johnson
Michael Gaeta
Michael Icore
P Savice
Jo Hemmerlein
Fabe Chan
Jake Bertram
Jeff Rehfeldt
Arthur Bautista
John Zambrowicz
Matthew Brown
Jerame Morgado
Lona Charles
Luis Mateo
Mark Warner
Nick Skaroulis
James Garner
Stella Szostek
Brenda J. Miles
Dianne Quiroa
Arleen E Brown
James Wolfe
Michael Scott Peterson
George Wright
Stuart Hansen
Yasmin Thompson
Tracie Howard Womack
Bradford Chan
Shallene Austin
Theresa M Skurka
Sonny Okafor
Michael Huff
Toni Manthei
Edgar Meneses
Tim Haffner
Edward Starks
Jim Neprud
Shan Hermitt
Kethlye Simon
Todd C Hansen
Chioko Grevious
Princess Verlyndia Sharne...
Ed Bongard
Edwin J Bender
Rodger Parrish
Marvin D Prince 3
Kelly Huskins
James Willingham
Seth Long
Allen Green
Michele Martinelli
Theresa Gilliard
Steven Miller
Roger Crim
Jonathan Niver
Mark MEZA
James Rode
Susie Neal Rogers
Lee Palmer
Cheryl Dawson
Rachel Duarosan
Ed Bongard
Hassan AlMandil
Brad Soucek
Leo John Fleckenstein
Jacqueline Harrison
Vignesh Kumar Sathyamo...
Teresa M Bowden
Beverly Marable
Matthew N Gwin
Brigid Kaelin
Chad N Ava Vickrey
Kerby Scales
Rachel Fautz
Jimmy Roger Leake
Derek Sherrod
Hillary Arrow Booth
Carlos Vidrio
Philip LaTessa
Cyndi Ortiz Taylor
Adie Akuffo-Afful

Rae Lynn Nettles
Amos R Henry III
Dr. Pete I. Maduka-Okafor
Jean Aristide
Kevin Koo Seng Kiat
Jack Neneman
Antonio Galvan
Pam Higdon Doyle
Chris Rayford
Yeshua Alexander
Jerry D. Boyette
Jonathan Bates
Aaron Portie
Tasia McCoy
Ta Tanisha Miller
Randy R Davis
Zach Thompson
Stewart Williams Jr
Madisyn Moorman
Tobias Berens
Noelle Lynne
Justin Jarman
Amber Jackson
Michael Bates
Gwendolyn Jones
Charlene Sealy
Ian Buxton
David Davis
Mark Zieringer
J.R. Coleman
Andrew Wall
Adrian C. Moore
Jeff Crespino
Everett H Barnett
Justin K Drew
Gary Huckabee
Roger Coates
Howard Bell
Kingsley Asare
Devon W Yoder
Richard Bentley
Seiichi Mano
Michael Rubin
Gene Zipperle
Karen Mueller
Brian Fischer
Brad Steller
David MATA
Dan TRAN
Robert Albert
Emmanuel S Kollie
Myra W. Grangier
Louis Ybarrondo
Donald Engelmann
Emmanuel Merilan
Joseph W Oldham
Jean Romain Felix
Frantz PetitFrere
Emali Walker
Jukka Matti Karhu
Herman Hartman
Joe Leone
Stephen Mink
Sharon CHRISTENSON
Richard Otis
Benedict Bryan
Julio Lopez
Percy ELEY
Tamara Prince
Martin Josie
Lucille Kavanagh
Joe Trombley
Carlos Thompson
Brian George
James Brennan
Vikki Appleyard
Arunkumar Azhagudurai
Jacquelyn Nowlin
John Andrews
Bruce Zakee Rasheed
Paul Bigham
Dan Scott Sanders
Michael Bartuska
John C Nardone
KIRAN TANA
Stacey B Johnson
William C Klingler
Vinh Tran
Chad Curtis
Peter Lee
Brian C Lux
William Berard
Robert Maxie
Christie Sendbo
Barbara Dillman
Mary Jo Smith
Cliff Nye
Mark Powell
Halowyn Snyder
Kelli Oldham
Gregory Pugh
Julie Linn Cain
Adolph Woods
Vincent Mach
Thomas Furstenberg-Carr...

Akil Fudail
Christina Truax
Wendy D Jeffers
Jim Rosser
Zachary Hansen
Mary Helen Ayres
Maggie Payton
Anthony Kulzer
Christopher Noebels
Andrew Swartz
Greg Brenzel
Ben Sykes
Vilimaina Tuinukutolu
Nneoma Ugwuadu
Monbill Fung
Neville George
Theron Charles
Nathaniel L Moulton
Jose Mojica Lemus
Steven Campbell
Suneel Kumar Parvathare...
Heidi Golledge
Dean Mckinley
Aesook Hong
John Wedin
Dorrie Armstrong
Dylan Curtis
Casey Billups
Bridget Gentleman
Kate Meyer Caufield
Larry Yonish
Ken Manni
Kerry LaPorte
Roger Shambaugh
Lisa Jucyara Antas Videira
Herman Awai
Alston Kaleohano
Richar G. Davis
Fredah Mainah
Glen VanderKloot
Jeff Rehfeldt
Rainer Filthaut
Vivek ANAND
Matthew Ryan Kahl
Melanie And Steve McCool
Laura Coleman Pritchard
Zachary Sabillon
Marc Cohen
Richard Hinton
Lydell McCullough
Philip E. Cvach II
Korian Chambers
Cyndi Ortiz Taylor
Michal Jan
John A Moreland III
David Kendall
Raul ALVAREZ
James Johnson
Judge MIXON
Jesus GUTIERREZ
Bruno Cruzate
Salomon Martinez
John Sandoval
Patricia L Gay
John Brooks
Justin Campbell
William Jackson
William Edward Matthews
Mark Micallef
Louis Ybarrondo
Kishore Anjaneyulu
Madhav KHANAL
Michael Ryan Owens
William Beaufort
Thomas Scarlett
Giovani Santana
Charles Hogue
Ethan So
Craig M Aukamp
Curt Tomlinson
James Marquez
Frank Leemans
Didier Rieger
Gustavo & Gloria HERRERA
Richie Edquid
Ryan Stone
Rusty Rehl
Manoj Mittal
Kevin Beck
Brian Thomson
John A Kuvakas
Stephen H Quinn Jr
Kimberly Eaton
Fritz Allard
Sammy Damelio
Alex Schuman
Antonio Gaeth
Michael Wallis Jr
Charles Allen
Jonathan ROLLIER
Karen Chaffins
Lindsay Fouts
Thomas DePasquale
Keturah Herron
Robert Shane Wilder

Vincent Scott
Raquel Thomas
Audrin Navarro
Bruce Turnquest
Michael Phillips
Jordan Leach
Travis Versher
Beulah Smith
Len Szalai
Louie Lopez
David Pasadyn
Glenn Sullivan
Jimmy Woods
Brett Crathern
Mary Harrington
Michele Fischer
Francis Kaiolani Kamaka ...
Harold Simpson
Kristopher Eichman
Tommy Acree
Petr Olmer
Angela Perry
Ben Paul
Corbett Kroehler
Ariel Jay Newman
Kevin M Green
Ewan Argo
Oliver James Damian
Allan Terry
Darlene Glee Hill
Dylan Barnhardt
Bob Oliver
Mike Stinson
Roosevelt Durham
Cole Bahakel
Tyler Gilmore
Greg B.
Karen Hernandez
Angel May
Chris Smith
Susan Bakley Coxe
Trevor Gordon
Timothy Dickens
John Ariatti
David C. Wolf
James Denny
Jeffrey Allan Blackwell
Michele Welscher
Robert N MURPHY
Cheryl Dawson
John Albritton
Michael Boyer
Mary Loper
Thomas Furstenberg-Carr...
Clarisa Crawford
Mick Hall
Valentina Pena
Bart Schanck
Scott Banford
Vinay V SATTI
Mai Lor Thao
Christian Sernagiotto
Abraham Stutzman
Jose Flores
Norazean Binte Mohamm...
John Bivens
Jackie Mooney
Jerry L Warwick
Mike Ciszak
Robert J. Mosley
James R Miller
John R Mason
Patricia Boyd
James Mauch
Mj Abraham
Leonor Salazar
Kristin Gallagher
Lee Szam
Joana Gordon
Kelly A MITCHELL
Thomas Richard Mgee
Ernest Yungeberg
Wanda White
Julio Castellan
Rajneesh Mehra
Steve Kwak
Maria Mahal Beyler
Timothy Roger Post
Michell Washington
Joshua Moore
Jody Tafoya
David Allen Carlson
Sabrina M McClendon
Michael Tallo
Emily Powell
Doug Stafford
Christopher Thomas
Jolissia A Thomas
Heather Lewis
Becky M King
Andrew Mcdougal
Michael Sanderson
Stephen P Bittenbender
Celene Lew
Karen Mueller

Jasper Gallo
Don Harrison
Luke Williams
La Renda Mitchell
Malek Badawi
Adrian David Williams
Darron Kitterman
Jeffrey TURNER
Nancy O'Byrne
Ryann Maddox
Melissa Locke
Shawn Eric Walker
Fran Lopes
Jamie Lee Watkins
Dawn Chapman
Shaun Donovan
DM Diver
Timothy Danielson
Brittany Kastrati
Therese Maynard-Calloway
Yiannis Bessiris
Joseph E. Naudus Sr.
Keith Guerin
John Gray Brittain
John Launius
Pete Rosskamm
Jody Geistweidt
Toan Kim Hoang
Adam Guthrie Caperton
Eric M. Childs
Oswin M Browne
Len Szalai
Morris Gelman
Jean Volmy
Herman Atwell
Jeannine A Henry
Judy Semple DECHALUS
Steven Darbant
David Widrick
Chris Goodwin
Harold Wilson
Welton Egerton
Scott Cain
Mary Jo Zipperle
Larry Horn
Jerry A. Wilson
Sharla Elyn Robinson
Mario M Teel Jr.
Viet Nguyen
Jesse Deol
Michael Venuto
Terry McCarn
Osvaldo Freire Fonseca
Ryan Kopycienski
Frank F Nykamp
Stephen Weller
Jeremy Felton
Stephanie Thompson
Duy Tran
Felicia Carter
Patrick Sullivan
Joel Berger
Patrick Wetzel
Venencia V Magnusen
Cole Blanscet
Eric Geldmaker
Steven Harris
Anderson BOOKER
Elizabeth Sanchez Olivan
Maxine Nelson
Kyle Dees
Dawn Pewitt
Emmanuel Antoine
Norisha Yeoman
Josephine M. Tina
Glyn Whyte
Omar Abdulalim
Lino Laure
Curtis Callaway
Mesai Etsehiwot
Jyoti Silwal
Keith W Pratt
Dawn Howard
James C. Wuthnow
David Sidbury
Joshua C Kuhn
Ben Butler
Gill Charles
Thomas Yarnall
Jonathan Hughes
Cynthia Hankins
Sasikala Vemulapalli
Brian Mabie
Dale Richardson
David Lee Heatherly
De'reek Banks
William Johnson, IV
Alan Coleman
Ramzia Possani
Brian Wise
Barbra Wysoske
Pamela Dube
Michael Scott Riley
Clarence Addo-Yobo
Joseph Houck

Leonardo Pagon
Hatem Rowaihy
Lambo Astwood
Neil Edward Lunniss
Frank Kotlarsic
Ethan Stuckmayer
Craig Mercier
William Dillon
Soufou Saechao
Joseph CHRISTY
Debra Bissett
Gwendolyn Jones
Marika VanderSmith
Adrian Harris
Tracey Raditz
Dr Blackmoor
Robert Canina
Juan Flores
Phillip Stoddard
Leon Sewkarran
Bob Oliver
Eduard Abramov
Shamim Anwar
Ken Manni
Robert Costic
Michael Asaro
Daniya Ali
Kevin Flanagan
Amir Nader A Ghazvini
Sandra Estrada
Nathaniel HOLLOMAN
Dr Blackmoor
James W Bumb
Dalph Watson
Darlin N Wells
Jim Wahl
Mario Hernandez
Timothy Carney
Dee Tiffany=Lane
Euston Henry
Lorrie Rogers
Zenobia Fennell
Ryan Baker
Cecil & Alice Higdon Fami...
Jana Groda
Lawrence Deck
Mark Boekhout
Davender Bhardwaj
Tyler Dix
Luis Debayle
Anthony Penwright
Carol Librizzi
I Adamson
Breanna Worthey
Andrew N Clark
Joseph Brooking
Tristan R
Nilda Laboriel
Monique Garrett
Rocky MOREAU
Amie Gatewood
Mohammad Elshaer
Angela Boucher
Chris McCauley
Pamela D Trawick
Felipe Gonzalez
Ricardo Mora
Gaylord Fines
Matthew Richardson
Jeff Merten
Victoria VanDerlin
Roger M Bean
Kishan Patel
Thierno Diallo
Jorge Pelayo
Albert Boyer Galindo
Anna Allen-Edwards
Amos Elias
Ramesh Manian
Walter Rowntree
Georgia Jones
Ruben Gonzalez
Vince Joseph THOMAS
Judith Snyder
Gregory J Popham
Angel Soto
Chrissy Chandler
Twain Long
George Braun
Donna Renee Hutchins
Taber Baise
Robert B Belanger
Karthik Thenkondar
Warren Miller
Melinda Montano
David Johnson
Michael Morreale
Scott McKnight
Erica Warren
Paul F Miles
Zuri Jackson
Lauren Bender
Christian Trabue
Elizabeth Young
Joseph Houck

Douglas Cole Fenske
Anthony A Cook
Tony Guillory
Larry Anderson
David Ross Boswell III
Mandre Zachary
Terrance Montgomery
Lesa Seibert
Suzannah Ibrahim
Zachary Weiner
Chad Rosen
Joan Rodriguez
Phillip E Bolin
Jerry Walker
Princess Pretty NPink
Gordon Lemond
Frank Neundorf
Nicole Norton
Amanda Hafer
Nari Muhammad
John E Mason
Neil Young
Cregg Huey
Kyil Peeples
Roderick Herron
Donald C Freytag
Chris Bingaman
Nicolas Radin
Kevin Grangier
Shaun Meyer
Jim Higdon
Alicia Ariatti
James R. Spears
Jonathan Arndt
Jonathan A Cannon
Susan Bakley Coxe
John R Rust
Angel Investments
Percy W Vera, II
Dannye Spencer
Christopher Lamont
Joyce Dinyar
William Mendez
Leslie MUDD
Leo John Fleckenstein
William Larkin
Elizabeth Young
Robert J. Mosley
Antoinette Scott Briscoe
Nida Casuga
Stephen Baker
Heather Begley
Don Henry Robinson
Jim Palmieri
Sharron R Austin
Scott Hunter
Meredith Downey
John Atteberry
Robert Shane Wilder
Jesse Spears
Richard J Patrissi
Oluwakunmi Olasanoye
Daniel Rodriguez
Navan Bansal
Miguel Cantero
Derek Zoretic
Timur Kozhakanov
Steven Stanton
Charles Bringe
William Courtright
Ananta P Khanal
Alan R Peterson
Wilfredo Ramos-Prado
Gerardo Rios
Venus Downs
Steven Angus
CM Soltero
Gentry Lynn Fugate
Asonya Fluitt
Marcus Jacob Cobb
Vagner De Moraes Perez
Ivan Maurice Mance
Sean Lamanna
Sonny Okafor
Matt Hindle
Judah Greenberg
Javier J Rosa
Joseph Yahna
Jo Smith
Terrance Brooms
Vinodh Rajagopalan
Rebecca Urciuolo
Gopalakrishnan Subrama...
Russ Nehmer
Keith MATTHEWS
Michael Ratcliffe
Paul Sachs
Christopher Bartley
Matthew Hendricks
Ken Rudominer
Elizabeth Johnston
Patricia Fromer
Michael Graham
Antoinette Scott Briscoe
Diane Kestner

Thank You!

From the Cornbread Hemp® Team





Eric Zipperle
Co-founder & CEO

Jim Higdon
Co-founder & CCO



Jon Katz
Marketing Board Advisor

As the Chief Marketing Officer of Fanchest, Jon oversaw the startup's growth from $100K to $10M over three years before his exit in 2019. He is now VP of marketing at Billd. He advises Cornbread on our marketing efforts.



Dr. Leslie Mudd
Pharmaceutical & Medical Research Board Advisor

Dr. Mudd led the oncology pharmacy team at the Brown Cancer Center at the University of Louisville Hospital. She advises the Cornbread leadership team and our customers on CBD-drug interactions, as well as consulting on product development.



Tanya Hahn
Wholesale Manager

Tanya comes to Cornbread with experiencing launching new products into Kroger and Whole Foods. To date, her biggest accomplishment at Cornbread is getting Cornbread Hemp products into the Dorothy Lane stores in Ohio.



Melissa Ryan Chipman
Customer Service and Community Engagement

With experience in other Louisville-based start-ups, Melissa has taken the lead in our category-leading customer service department and community engagement through social media management.



James Reid
Brand Director

James is a Gold Clio award-winning producer, whose expertise ranges from feature documentaries to brand development to commercials for global brands including AT&T, Nissan, Bud Light, Honda, and Salesforce.



Donald C Freytag
Advisor and EOS consultant

Don helps the Cornbread leadership team implement the Entrepreneur Operating System as designed by Gino Wickman's Traction book.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jim Higdon	vice-president @ Cornbread CBD, PBC	2019
Eric J Zipperle	President @ Cornbread CBD, PBC	2019

Officers

OFFICER	TITLE	JOINED
Jim Higdon	Vice President	2019
Eric Zipperle	President	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Eric J Zipperle	287,712 Common	28.9%
James C Higdon	287,712 Common	28.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$100,000	Common Stock	Section 4(a)(2)
05/2020	$4,437		Other
06/2020	$54,200		Other
10/2020	$392,871		4(a)(6)
04/2021	$100,000		Other
12/2021	$369,650		Other
06/2022	$150,000		Other
09/2022	$300,000		Other
10/2022	$900,000		Other
12/2022	$1,675,000	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CU
U.S. Treasury	05/01/2020	$4,437	$0	0.0%	07/12/2021	
U.S. Small Business Administration	06/09/2020	$54,200	$52,691	3.75%	06/09/2050	Ye
Lawrence Doyle	04/15/2021	$100,000	$50,000	0.0%	04/15/2024	Ye
Wayflyer	12/20/2021	$369,650	$0	3.25%		
Lawrence Doyle	06/30/2022	$150,000	$0	10.0%	06/30/2023	
Gill Holland	09/20/2022	$300,000	$300,000	7.0%	09/30/2025	Ye
Henry Scott Baesler	10/04/2022	$900,000	$830,862	6.0%	09/30/2025	Ye

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	755,727	Yes
Preferred	1,000,000	214,131	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	83415 Common Stock Shares

Risks

Coronavirus's effect on the economy causes the CBD industry irreparable harm due to a sharp dip in consumer spending.

FDA could never issue regulations, which prevents major retailers from stocking CBD, which causes the CBD market to shrivel on the vine.

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Banking Risks. There have been many stories of certain banks suddenly shutting down and freezing certain accounts. A financial event may occur that will negatively impact the operation of the Corporation and its profitability. Such risks include having funds frozen by the Corporation's bank, shutting down the payment processor so that transactions fail to process, and charging higher prices to provide banking and financing services that may be out of the realm of profitability for the Corporation.

Environmental Liabilities. The Corporation may be exposed to substantial risk of loss arising from the selling CBD products having undisclosed or unknown environmental, health or occupational safety issues, or arising from inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various federal, state and local laws, ordinances and regulations, an owner of a hemp related business potentially may be liable to consumers purchasing products made from affected hemp. Such laws may now or hereafter impose joint and several liability, which can result in a party being obligated to pay for greater than its share, or even all, of the liability involved. Such liability also potentially could be imposed without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell hemp products or to borrow funds using inventory as collateral, which could have an adverse effect on the Corporation's returns. The Corporation is also at risk of any catastrophic environmental event that may lead to a shortage of Kentucky grown hemp that would be detrimental to the availability of Cornbread CBD products.

Unavailability of Insurance against Certain Catastrophic Losses. The Corporation intends to maintain property, commercial general liability and workers compensation insurance with limits and policy specifications that Company Management believes are customary for this industry. However, certain losses of a catastrophic nature, such as wars, natural disasters, terrorist attacks or other similar events, may be either uninsurable or, insurable at such high rates that to maintain such coverage would cause an adverse impact on the related Investments. In general, losses related to terrorism are becoming harder and more expensive to insure. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can increase greatly the total costs of casualty insurance for a property. As a result, the Corporation's business and properties may not be insured against terrorism.

Insolvency and Lack of Liquidity. For a variety of reasons, it is possible that the Corporation may run out of cash prior to reaching a sales volume that yields sufficient cash inflow to pay the Corporation's debts and expenses as they come due in the ordinary course of business.

No Market for Stock; Restrictions on Transfers. Stock in the Corporation has not been registered under the 1933 Act, the securities laws of any U.S. state or the securities laws of any other jurisdiction and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act and other applicable securities laws, or an exemption from registration is available. The Corporation does not contemplate making a registration under the 1933 Act or other securities laws. There is no public market for Stock in the Corporation, and one is not expected to develop. A Shareholder will not be permitted to assign, sell, exchange or transfer any of the Shareholder' Stock, except as provided in the Shareholder Agreement. Shareholders must be prepared to bear the risks of owning Stock for an extended period of time.

Dilution from Issuances of Additional Stock. If the Corporation issues additional shares of its stock other than in accordance with existing ownership percentages, a Shareholder's ownership interest in the Corporation will be diluted.

Public Benefit Corporation Risks. The Corporation is a public benefit corporation, meaning the Corporation takes into account the interest of all stakeholders, not just shareholders. As such, the Corporation will make decisions based on the morality and efficacy of the issue at hand, and not necessarily the profitability of such decision. Therefore, there can be no assurance that the Corporation will continue to remain profitable after its social initiatives are accounted for and realized.

No Assurance of Investment Return. The Corporation cannot provide assurance that the Corporation will be profitable, that it will be able to generate returns for its Shareholders, or that the returns will be commensurate with the risks of investing in the Stock. There can be no assurance that any Shareholder will receive any distribution from the Corporation. Accordingly, an investment in the Corporation should only be considered by persons who can afford a loss of their entire investment.

Taxation and Other Causes of Price Increases. Federal, state and local governments may create and assess new forms of taxes on the sale, processing and/or storage of hemp and CBD products, thereby making the cost to the consumer prohibitive. As witnessed in the domestic tobacco industry, these taxes could substantially decrease the demand for the Corporation's products. Furthermore, because the Corporation anticipates selling a substantial portion of retail products to millennials, any factor that adversely impacts a millennial's disposable income could adversely impact the Corporation.

Highly Competitive Market. The activity of buying a large amount of hemp CBD inventory for resale is highly competitive and involves a high degree of uncertainty. The Corporation will be competing for customers with other local and national hemp CBD brands, as well as the numerous large players that continue to enter the market every day. Hemp CBD is a limited commodity, and there can be no assurance that a large scale retailer will not buy the entire supply, leaving small businesses out of business. There can be no assurance that governmental intervention into the market will not have a negative impact on the profitability and success of the Corporation.

Market Conditions. The Corporation's strategy may be based, in part, upon the premise that qualifying hemp will be available for purchase by the Corporation at a price that the Corporation considers favorable. Further, the Corporation's strategy relies, in part, upon local hemp farmers outperforming other geographical areas. No assurance can be given that hemp CBD will always be obtainable at favorable prices or that the market for such hemp will hold in value, as the case may be, since this will depend, in part, upon events and factors outside the control of the Corporation.

Reliance on Third Party Processors. The Corporation will not process any green hemp materials, and therefore the Corporation will rely on one or more third parties to process the hemp. As such, there can be no assurance that these processors will be able to produce consistent, top of the line products that customers will purchase, or that the processors will sell to the Corporation. CBD generally remains a Schedule I controlled substance. There is a narrow exception for CBD produced in a manner consistent with the 2018 federal Farm Bill, associated federal regulations, and associated state regulations. There is no assurance that the Corporation's third-party processors will comply with applicable laws and regulations.

Potential Regulation of the Hemp Industry. There has not been any significant discussion recently regarding enhanced governmental scrutiny and/or increased regulation of the hemp industry. However, it is uncertain what form and in what jurisdictions such enhanced scrutiny, if any, ultimately may take. As a result, there can be no assurance that the foregoing will not have an adverse impact on the Corporation or otherwise impede the Corporation's ability to effectively achieve its business objectives.

Reliance on the Management Team. The Corporation will be managed by Eric J. Zipperle, as President, and James Cecil Higdon, III, as Vice President (the "Management Team"). The Corporation's future profitability will depend largely upon the business acumen of the Management Team generally, and the President specifically. The President has the power to fill any vacancies caused by the death, disability, or resignation of a member of the Management Team. Although additional persons may join the Corporation's Management Team, the Corporation's success is dependent in part on the continued availability to the Corporation of the services of the President. Likewise, the Corporation's success will depend, to a great extent, on the judgment and ability of the Management Team and its key personnel. The loss of the services of a member of the Management Team could have a materially adverse effect on the ability of the Management Team to successfully manage the Corporation's business.

Backlash from the Healthcare Industry. Existing players in the U.S. health care system who could lose sales volume or revenues due to increased sales of CBD products pose a continuing short-term and long-term threat to the CBD industry because of their tremendous financial resources and lobbying capabilities.

Problems with.Shared State-Federal Regulatory Power. The Farm Bill contemplates the ability of a state government and the federal government to cooperate and effectively work together to facilitate the growth and maintenance of the CBD industry. Delays and breakdowns at the federal level, state level or both could adversely affect the Corporation.

Restrictions on Promoting CBD Products. The FDA and the pharmaceutical industry have grown increasingly concerned at the proliferation of CBD products claiming to treat or cure certain diseases or conditions. Existing and future restrictions and controversies over what legally can and cannot be said about a CBD product could have a chilling effect on sales and could expose the Corporation to litigation.

Marketing Risks. To date, CBD companies have been unable to take advantage of certain marketing tools like Google Adwords and Facebook Ads. Because of the nature of business of hemp companies, large corporations like Facebook and Google have refused to allow the marketing of such products. As such, there can be no assurance that the rules related to the current marketing model (Instagram) will not change. As the market changes every day, new rules and regulations are being implemented that could have a negative effect on the Corporation and its profitability.

General Economic and Market Conditions. The hemp industry generally and the success of the Corporation's business activities both will be affected by general economic and market conditions, as well as by changes in laws and national, international and state political and socioeconomic circumstances. A sustained downturn in the United States or global economy (or any particular segment thereof) could adversely affect the Corporation's profitability or impede the Corporation's ability to maintain or continue any growth in sales.

Hemp Industry Risks Generally. The Corporation's business will be subject to the risks inherent in the ownership and operation of hemp-related business. These risks include, but are not limited to, those associated with the burdens of ownership of a hemp related business; general and local economic conditions; changes in supply of and demand for hemp and hemp CBD products (as a result, for instance, of a market collapse); the financial resources of consumers; changes in hemp policy, environmental and other laws; supply shortages; various uninsured or uninsurable risks; natural disasters; changes in government regulations (such as shipping hemp products across state lines); changes in hemp related taxes; negative developments in the economy that depress buying activity; environmental liabilities; terrorist attacks; war; and other factors that are beyond the control of the Corporation's board of directors and officers ("Company Management").

Reliance on Third Party Growers. The Corporation will not grow hemp, and therefore the Corporation will rely upon licensed farmers to grow and provide the hemp. There can be no assurance that these farmers will be able to produce hemp in any given season, that they will comply with applicable laws, that they will be able to produce consistent, high quality hemp, or that they will sell an adequate supply of hemp to the Corporation's processors. Farmland availability, farmer availability, weather conditions, insects, human error, and government regulation and intervention are among many factors that could limit the production of hemp. Excessive demand for hemp by competitors, exclusive supply contracts with competitors, and high crop prices are among many factors that could impact the ability of the Corporation's processors to obtain the hemp raw material they need to produce their products. Furthermore, every hemp plant is different, and therefore every batch of hemp CBD products will be different. Thus, consistency in quality of both the hemp and the CBD product could be a problem.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an

opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 85% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $4,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Cornbread CBD, PBC

- Kentucky Public Benefit Corporation
- Organized January 2019
- 27 employees

2517 Data Drive

Louisville KY 40299

https://www.cornbreadhemp.com

Business Description

Refer to the Cornbread Hemp® profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cornbread Hemp® is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.